Exhibit 99.68

Torex Gold Provides Q3 2026 Morelos Drilling & Exploration Update

San Miguel corridor shows strong potential to significantly add to resource profile

(All amounts expressed in U.S. dollars unless otherwise stated)

Toronto, Ontario—(Newsfile Corp. - September 24, 2026) - Torex Gold Resources Inc. (the “Company” or “Torex”) (TSX: TXG) (OTCQX: TORXF) reports strong results from the Company’s ongoing drilling and exploration programs at the Morelos Property, supporting the Company’s strategy to grow reserves and resources, extend mine life, and enhance the long-term production profile at Morelos.

Andrew Snowden, President & CEO of Torex, stated:

“The latest drilling continued to deliver exceptional results with 15 rigs currently in operation across the Morelos Property. I’m particularly excited about the San Miguel corridor, a new area of interest which spans from Media Luna West to southeast of the Media Luna mine. Drilling has shown strong potential for the entire corridor to be mineralized which could considerably add to the overall Morelos resource inventory. Recent drilling results have been encouraging, with high-grade intercepts including 11.28 grams per tonne gold equivalent (“gpt AuEq”)1 over 31.2 m (“metres”) in drill hole MLE26-025 and 10.75 gpt AuEq over 20.2 m in MLE26-035D. This has supported an additional 13,400 m of drilling in the Media Luna Cluster this year, bringing our 2026 exploration budget for Morelos to a record $51 million.

“At the Media Luna mine, drilling to the east of the current Indicated Resource boundary is expected to support the conversion of Inferred Resources to the Indicated category, with notable high-grade intercepts encountered including 18.37 gpt AuEq over 18.2 m in MLUI-005 and 21.30 gpt AuEq over 9.6 m in MLUI-013. At Media North, drilling continues to confirm the geological model and de-risk stopes planned for the first year of production when the project comes online later this year.

“ELG Underground also continues to show promising results that highlight the potential to offset reserve depletion and add to the resource inventory with our year-end reserve and resource update expected in March 2027. For example, follow-up drilling along the southern extension of the El Limón Sur trend continues to confirm and extend mineralization along second order structures running parallel to the main trend with mineralization at depth extending to the Guajes Tunnel. Drilling along the Del Medio fault between the El Limón Sur and Sub-Sill trends replicated the mineralization ore control that was defined along the La Flaca fault and returned excellent grades, including 19.93 gpt AuEq over 7.0 m in drill hole SST-484. Drilling conducted along the easternmost portion of the Z71 fault, an area that hasn’t previously been drilled, also encountered mineralization, including 14.32 gpt AuEq over 35.0 m in drill hole SST-491.”

“Finally, the regional drilling programs at both Atzcala and El Naranjo are well underway with the first targets now drilled in both areas. Initial results suggest epithermal mineralized systems lie within both target areas, with the presence of shallow, oxidized, epithermal-style mineralization, which is a positive early indication for continued exploration efforts at these sites.

“With the outstanding drilling and exploration results we continue to see across the entire Morelos Property, and Media Luna North tracking to plan for first ore by the end of the year, we are well-positioned to continue to add mine life and deliver strong returns for our shareholders long into the future through organic growth at our flagship asset.”

1.	For additional information on the calculation of AuEq presented throughout this release see Tables 1 to 8, below, and the notes thereto, which include the relevant metal prices and recoveries used in the year-end 2025 mineral resource estimate for each deposit. For more information on year-end 2025 mineral reserve and resource estimates, please refer to the press release dated March 24, 2026, titled Torex Gold Reports Year-End 2025 Reserves & Resources.

MEDIA LUNA CLUSTER

The San Miguel Corridor

The San Miguel corridor has shown potential for continuous mineralization along the east-west trending San Miguel fault from Media Luna West to southeast of the Media Luna mine (Figures 1 and 2). The corridor was identified through historic mineralized drill holes around the Cuajiote fault and recent drilling that was conducted to the southeast of the Media Luna resource boundary. Results to date have been encouraging and have resulted in an additional 9,100 m of follow-up drilling to be included in the 2026 drilling program in this area.

Through September 14, 15,799 m has been drilled at the San Miguel corridor, including 14,689 m from surface and 1,110 m from underground, representing 58% of the 27,100 m planned to explore the corridor this year. Assay results presented in this release cover 5,330 m of drilling conducted from June 3 through August 7, 2026. Detailed drilling results can be found in Table 5 of this release.

Recent drilling in the San Miguel corridor southeast of the Media Luna mine provides strong evidence of a vertically continuous mineralized feeder controlled by the San Miguel fault as depicted by sections A-A’ and B-B’ in Figures 2 and 3. Drilling in both mineralized zones returned high-grade results, including 11.28 gpt AuEq over 31.2 m in drill hole MLE26-025 and 10.75 gpt AuEq over 20.2 m and 5.86 gpt AuEq over 25.0 m in MLE26-035D. Mineralization at the potential feeder zone shown in section B-B’ has a vertical extent of over 100 m hosted at the fringes of a diatreme breccia also controlled by the fault. Mineralized intercepts in drill holes MLE26-025 (noted above), MLE26-023D (8.42 gpt AuEq over 20.7 m), and previously reported MLE26-020 (4.47 gpt AuEq over 38.9 m; see Table 8) show that mineralization extends to the west from the main feeder for at least 300 m within the calc-silicate alteration zone developed at the contact of the underlying granodiorite stock and the Morelos limestone.

Previously released drill holes proximal to the San Miguel fault indicate that mineralization is found to the west along the corridor toward Media Luna West and the Cuajiote fault, as shown by section C-C’ in Figures 1 and 4. Notable intercepts including 5.50 gpt AuEq over 11.0 m in ML21-753, 10.71 gpt AuEq over 16.5 m in ML21-756, and 20.25 gpt AuEq over 6.1 m in SP22-004 portray mineralization extending for at least 100 m from the main San Miguel fault, which acted as a mineralization feeder (see Table 8 for historical drilling results).

While these results suggest strong potential to add to the resource inventory of Media Luna with the year-end reserve and resource update in March 2027, the potential of the San Miguel corridor has yet to be fully realized and will be a key area of focus for the Company over the coming years. When considering the resource inventory defined at Media Luna West earlier this year in combination with the historic drilling results and the high-grade results returned from drilling to date southeast of the Media Luna mine, this exploration corridor has potential to become a meaningful contributor to future Morelos resource growth. A follow-up, systematic drilling program along north-south sections aimed at connecting the mineralization along the San Miguel corridor will be considered as part of the 2027 drilling and exploration budget, comprising an estimated 30,000 m of drilling.

Table 1: Highlights from the Q3 2026 drilling program at the San Miguel corridor1,2,3,4,5

Drill Hole	From (m)	To (m)	Core Length (m)	True Width (m)	Au (gpt)	Ag (gpt)	Cu (%)	AuEq (gpt)
MLE26-023D*	423.0	443.7	20.7	NA	5.80	15.4	1.50	8.42
MLE26-024D*	565.9	582.0	16.2	NA	7.34	17.1	1.51	10.01
	602.5	642.9	40.4	NA	3.73	21.4	1.38	6.23
MLE26-025*	210.2	216.5	6.3	NA	4.44	8.8	0.01	4.57

	452.5	483.7	31.2	NA	7.68	43.6	1.89	11.28
MLE26-035D	525.9	546.1	20.2	NA	8.42	26.4	1.23	10.75

Notes to Table:

1)	Intercepts are reported both as core length and true widths. NA = Not Available (true width/thickness will be determined once the geological modeling is complete).
2)	Core recovery is shown in Table 5.
3)	Drill holes portraying an * contain relevant inclusion within the main intercept. These higher-grade inclusions are shown in Table 5.
4)

The gold equivalent grade calculation used is as follows: AuEq = Au (gpt) + (Ag (gpt) * 0.0127) + (Cu (%) * 1.6140) and uses the same metal prices ($1,800/oz Au, $24/oz Ag, and $4.10/lb Cu) and metallurgical recoveries (90% Au, 86% Ag, and 93% Cu) used in the year-end 2025 mineral resource estimate for Media Luna.

5)	All assay results are uncapped. Core lengths subject to rounding.

Media Luna

The 2026 Media Luna drilling program is focused on upgrading Inferred Resources to the Indicated category to support reserve replacement. Through September 14, a total of 17,264 m had been drilled, representing 59% of the planned 29,300 m drilling program for this year. This includes an additional 4,300 m of drilling that was approved in the second quarter to explore the eastern extension of the Media Luna resource boundary, north of the San Miguel corridor. The program commenced in August and is focused on drilling systematic east-west sections to confirm mineralization continuity that has been interpreted to have a north-south control. Assay results in this release total 7,785 m over 33 drill holes at Media Luna drilled between May 1 and July 26, 2026. Detailed drilling results can be found in Table 5 of this release.

Drilling results are expected to support the expansion of the Indicated Resources into the eastern section of the defined Inferred Resource envelope as well as adding new Inferred Resources further east, beyond the boundary of defined resources (Figure 2). Notable results from drilling within the resource boundary are highlighted in Table 2, including 18.37 gpt AuEq over 18.2 m in MLUI-005 and 21.30 gpt AuEq over 9.6 m in MLUI-013, supporting the optimization of mine development and production plans for the coming years.

Table 2: Highlights from the Q3 2026 drilling program at the Media Luna mine1,2,3,4,5

Drill Hole	From (m)	To (m)	Core Length (m)	True Width (m)	Au (gpt)	Ag (gpt)	Cu (%)	AuEq (gpt)
MLLI-060*	127.7	158.5	30.9	25.4	4.46	23.8	1.46	7.12
MLLI-063*	127.3	144.4	17.1	13.3	10.71	31.1	1.68	13.82
	155.2	158.2	3.0	2.4	9.13	62.5	1.72	12.70
MLUI-003*	141.2	186.8	45.7	44.0	3.96	11.2	1.02	5.74
	232.3	250.5	18.2	17.3	5.04	37.6	2.60	9.73
MLUI-004*	77.3	85.4	8.1	7.8	1.48	60.9	1.64	4.90
	143.2	182.0	38.9	36.3	11.95	41.8	2.58	16.64
MLUI-005*	39.3	46.1	6.8	6.3	13.89	69.8	2.00	18.01
	112.6	158.0	45.4	43.3	3.37	16.9	1.13	5.41
	163.0	181.2	18.2	16.6	11.92	88.7	3.30	18.37
	200.8	211.0	10.2	9.5	3.25	47.4	3.25	9.10
	248.0	252.0	4.0	3.8	4.39	30.4	1.33	6.93
MLUI-008*	49.4	55.4	6.1	5.3	1.54	26.7	0.76	3.10
	72.4	101.7	29.3	25.3	4.34	81.6	2.53	9.47
MLUI-013	318.5	328.1	9.6	6.7	17.32	52.6	2.05	21.30
MLUI-029	287.1	298.8	11.7	8.0	4.74	58.9	4.00	11.95

Notes to Table:

1)	Intercepts are reported both as core length and true widths.

2)	Core recovery is shown in Table 5.
3)	Drill holes portraying an * contain relevant inclusion within the main intercept. These higher-grade inclusions are shown in Table 5.
4)

The gold equivalent grade calculation used is as follows: AuEq = Au (gpt) + (Ag (gpt) * 0.0127) + (Cu (%) * 1.6140) and uses the same metal prices ($1,800/oz Au, $24/oz Ag, and $4.10/lb Cu) and metallurgical recoveries (90% Au, 86% Ag, and 93% Cu) used in the year-end 2025 mineral resource estimate for Media Luna.

5)	All assay results are uncapped. Core lengths subject to rounding.

Media Luna North

The Media Luna North reserve definition program is designed to de-risk stopes planned for the first year of production. Through September 14, a total of 6,854 m of drilling had been completed, representing 60% of the planned 11,500 m targeted for this year. Assay results presented in this release total 3,421 m over 18 holes drilled at Media Luna North between May 10 to July 22, 2026. Detailed drilling results can be found in Table 6 of this release.

Drilling results continue to confirm the geological model and are expected to locally extend the Inferred Resources for approximately 30 m to the north-west (Figure 1). Notable intercepts of drill holes MLND-016 (5.98 gpt AuEq over 38.6 m and 6.10 gpt AuEq over 11.8 m), MLND-025 (10.61 gpt AuEq over 42.5 m, including 17.36 gpt AuEq over 17.5 m), and MLND-024 (10.05 gpt AuEq over 40.6 m, including 18.13 gpt AuEq over 15.0 m and 12.47 gpt AuEq over 17.8 m) define mineralized zones with grades moderately above prior estimates that fall within the current mine plan stopes (Figure 5).

Table 3: Highlights from the Q3 2026 drilling program at Media Luna North1,2,3,4,5

Drill Hole	From (m)	To (m)	Core Length (m)	True Width (m)	Au (gpt)	Ag (gpt)	Cu (%)	AuEq (gpt)
MLND-010*	127.0	160.4	33.4	31.4	5.68	87.3	4.40	13.93
	177.5	215.9	38.4	36.6	5.29	183.9	6.67	18.47
MLND-011*	126.1	157.1	31.1	29.0	1.08	38.0	1.88	4.62
MLND-013*	67.8	79.6	11.7	11.0	0.74	56.6	2.72	5.88
	134.6	158.4	23.8	22.6	0.77	35.5	1.97	4.41
MLND-014*	62.6	80.3	17.7	16.2	1.53	29.7	1.80	4.84
	120.0	149.3	29.3	27.6	0.83	35.3	1.84	4.27
MLND-015*	114.6	167.5	52.9	49.4	2.42	38.4	1.77	5.79
MLND-016*	106.4	145.0	38.6	36.4	1.07	47.4	2.66	5.98
	159.9	171.6	11.8	11.1	0.67	55.3	2.91	6.10
MLND-017*	123.8	144.0	20.2	18.2	1.48	58.4	2.01	5.48
MLND-022*	134.3	160.0	25.7	22.5	1.86	132.9	4.92	11.56
MLND-023*	136.0	160.0	24.0	22.2	2.06	88.5	3.74	9.26
	176.0	193.6	17.6	16.2	0.99	49.4	1.90	4.71
MLND-024*	65.0	77.3	12.3	11.5	0.80	40.8	1.76	4.18
	120.5	161.1	40.6	38.1	1.68	95.8	4.40	10.05
	171.7	189.5	17.8	16.6	2.13	151.9	5.17	12.47
	199.6	220.0	20.4	19.1	2.81	23.9	1.06	4.83
MLND-025*	116.0	158.5	42.5	39.8	2.14	86.2	4.54	10.61

Notes to Table:

1)	Intercepts are reported both as core length and true widths.
2)	Core recovery is shown in Table 6.
3)	Drill holes portraying an * contain relevant inclusion within the main intercept. These higher-grade inclusions are shown in Table 6.
4)

The gold equivalent grade calculation used is as follows: AuEq = Au (gpt) + (Ag (gpt) * 0.0132) + (Cu (%) * 1.6145) and uses the same metal prices ($1,800/oz Au, $24/oz Ag, and $4.10/lb Cu) and metallurgical recoveries (89% Au, 88% Ag, and 92% Cu) used in the year-end 2025 mineral resource estimate for Media Luna North.

5)	All assay results are uncapped. Core lengths subject to rounding.

ELG UNDERGROUND

Through September 14, a total of 24,070 m of drilling had been completed year-to-date at ELG Underground, representing 67% of the 36,000 m of drilling planned for the year, targeting to upgrade Inferred Resources to the Indicated category, add new Inferred Resources along extensions of established mine areas and mineralized trends, and drill test new targets. Assay results presented in this release comprise 9,278 m over 49 holes drilled between May 2 to July 24, 2026. Detailed results can be found in Table 7 of this release.

At the El Limón Sur trend, follow-up drilling continues to confirm and extend mineralization along second order structures parallel to the main trend (Figures 7 and 8). Recent results extend mineralization to the west of the current resource toward the El Limón Sur trend around 800 m.a.s.l., with notable intercepts LS-512 (7.02 gpt AuEq over 11.3 m), LS-513 (10.38 gpt AuEq over 4.1 m), and LS-517 (56.8 gpt AuEq over 6.4 m). Deeper holes have encountered narrower, moderate-grade intercepts at depth, such as LS-516 (5.51 gpt AuEq over 1.0 m) and LS-527 (4.36 gpt AuEq over 1.6 m), with LS-522 (3.21 gpt AuEq over 2.2 m) confirming that mineralization extends to the Guajes Tunnel elevation at approximately 550

m.a.s.l. (Figure 8).

Drilling at approximately 950 m.a.s.l. between the La Flaca and Del Medio faults targeting to test resource gaps along the main trend encountered mineralization within the average grades of the deposit including 4.53 gpt AuEq over 9.1 m in SST-478, 4.27 gpt AuEq over 3.8 m in SST-476, and 3.08 gpt AuEq over 6.4 m in SST-475, opening the potential for new resources at shallower levels near existing infrastructure (Figure 7).

Drilling along the north-east trending Del Medio fault system encountered mineralization that replicates the ore control at the La Flaca fault, returning intercepts that validate a mineralization potential that is yet to be explored (Figure 6). Notable intercepts along this emergent ore control include drill holes SST-484 (19.93 gpt AuEq over 7.0 m, including 26.56 gpt AuEq over 5.0 m), SST-485 (6.41 gpt AuEq over 6.5 m), and SST-487 (5.26 gpt AuEq over 18.5 m). Mineralization remains open along the strike of the Del Medio fault and at depth down to at least 500 m.a.s.l.

In a new area of exploration, high-grade mineralization was encountered in the westernmost extension of the Z71 fault outside of the current resource profile (Figure 6). Notable intercepts of 14.32 gpt AuEq over 35.0 m at drill hole SST-491 and 9.39 gpt AuEq over 8.6 m at drill hole SST-492 indicate that mineralization potential remains open in all directions. This area will be a focus of follow-up drilling during 2027.

Table 4: Highlights from the Q3 2026 drilling program at the ELG Underground1,2,3,4,5

Drill Hole	From (m)	To (m)	Core Length (m)	True Width (m)	Au (gpt)	Ag (gpt)	Cu (%)	AuEq (gpt)
LS-512*	214.7	226.0	11.3	11.0	5.63	9.3	0.79	7.02
LS-513*	109.7	113.8	4.1	3.9	10.15	8.6	0.07	10.38
LS-517*	112.6	119.0	6.4	6.3	56.35	19.5	0.13	56.80
SST-475	130.6	137.0	6.4	5.2	2.81	2.4	0.15	3.08
	153.6	155.6	2.0	1.6	1.37	12.1	1.37	3.74
SST-476*	135.3	137.9	2.6	2.1	1.83	15.5	0.62	3.03
	143.0	146.8	3.8	2.6	2.65	12.0	0.91	4.27
SST-478	147.9	157.0	9.1	7.5	3.84	10.4	0.34	4.53
SST-484*	63.9	70.4	6.5	6.2	3.11	4.6	0.15	3.41
	78.0	85.0	7.0	6.5	19.90	1.2	0.01	19.93
SST-485*	75.0	81.5	6.5	5.6	6.09	4.4	0.16	6.41
SST-487*	61.4	79.9	18.5	17.5	4.77	3.9	0.27	5.26
SST-491*	125.0	160.0	35.0	21.8	12.53	27.0	0.90	14.32
SST-492*	169.1	171.0	1.9	1.3	5.62	31.3	1.17	7.91
	177.9	186.5	8.6	5.4	5.49	41.5	2.09	9.39

Notes to Table:

1)	Intercepts are reported both as core length and true widths.
2)	Core recovery is shown in Table 7.
3)	Drill holes portraying an * contain relevant inclusion within the main intercept. These higher-grade inclusions are shown in Table 7.
4)

The gold equivalent grade calculation used is as follows: AuEq = Au (gpt) + (Ag (gpt) * 0.0127) + (Cu (%) * 1.6140) and uses the same metal prices ($1,800/oz Au, $24/oz Ag, and $4.10/lb Cu) and metallurgical recoveries (90% Au, 86% Ag, and 93% Cu) used in the year-end 2025 mineral resource estimate for ELG Underground.

5)	All assay results are uncapped. Core lengths subject to rounding.

MORELOS DISTRICT

Initial exploration work at the Morelos regional targets Atzcala and El Naranjo is ongoing, focused on confirming the continuity of mineralization and defining the mineralization controls and mineralized footprint.

At Atzcala, 1,817 m has been drilled year-to-date over 4 holes at the first two priority targets, with drilling currently ongoing at both targets with two rigs. Initial drilling has confirmed the presence of a shallow, oxidized, epithermal-style system that will be the focus for the remainder of the planned 10,000 m drill testing program for 2026. These targets were defined by Controlled-Source Audio-frequency Magneto-Tellurics (CSAMT) geophysics, refined geological mapping, and consistent gold and epithermal pathfinder geochemistry at surface related with a northeast-southwest phreatomagmatic breccia corridor. This updated interpretation provides a more constrained framework for drill testing and improves confidence of target location.

At El Naranjo, 2,312 m drilled at the first priority target indicated that an epithermal-style system is increasingly developing towards the northern portion of the target. Drilling suggests that both the detachment level of the phreatomagmatic breccia and the principal gold-deposition horizon occur at relatively shallow depths. Intercepts are consistent with the exploration model and support the presence of shallow, oxidized epithermal-style mineralization in structures up to approximately 20 m wide within the first 150 m below surface.

MORELOS GEOLOGY

The Media Luna Cluster and ELG Underground are located within the Morelos Property and are hosted within the Mesozoic carbonate-rich Morelos Platform, overlayed by Cuautla and Mezcala formations and have been intruded by Paleocene stocks, sills, and dikes of granodioritic to tonalitic composition.

The north-south thick-skin deep-seated faults control the architecture of the mineralized zones with sub-parallel second-order faults generating favourable traps for the different mineralizing fluids during the multiple stages of deformation.

Cu-Ag and later Au mineralization is hosted within the intense extension fractures in the footwalls and hanging walls of the faults related to the emplacement of the approximately north-south-striking dikes and breccias. Mineralization is better developed along the contact of Morelos formation limestones and Media Luna granodiorite. The margins of altered dikes and sills of the calc-silicate envelope also act as a secondary control of mineralization.

The mineral assemblage is characterized by pyroxene, garnet, and magnetite. Metal deposition occurred during hydrated minerals alteration and is associated with a mineral assemblage comprising of amphibole, phlogopite, chlorite, and calcite ± quartz ± epidote as well as variable amounts of magnetite and sulfides, primarily pyrrhotite. The style of mineralization is characterized by Au with locally high Ag and Cu grades. Given that Au precipitates due to the buffer exerted by the early stage of calc-silicate alteration and sulfide mineralization, it occurs as free Au and is generally dissociated from the earlier Cu mineralization event that is mainly represented by chalcopyrite

QUALITY ASSURANCE AND QUALITY CONTROL (“QA/QC”)

Torex maintains an industry-standard analytical QA/QC and data verification program to monitor laboratory performance. Results from these programs confirm the reliability of the assay results.

The exploration program and analytical QA/QC program for Media Luna Cluster drilling is currently overseen by José Antonio San Vicente Díaz, Exploration Manager, Mexico for Minera Media Luna, S.A. de C.V (“MML”), a subsidiary of the Company. All samples reported have been checked against Company and lab standards and blanks. No core duplicate samples are taken.

Core is sawn in half, with half the core retained in the core box and the other half bagged and tagged for shipment to the sample preparation facility. Sample preparation is carried out by ALS, at its facility in Zacatecas, Mexico, under ALS’s Global Quality Management System and associated QA/QC procedures. Sample preparation consists of crushing a 1 kg sample to >70% passing 2 mm, followed by pulverization of 500 g to >85% passing 75 μm. Au is analyzed at ALS facilities in Vientiane, Laos PDR, and Vancouver, Canada, both of which are accredited to ISO/IEC 17025:2017. Au is analyzed following internal analytical protocols (Au-AA23), comprising a 30 g fire assay with an atomic absorption finish. Samples yielding results >10 gpt Au are re-assayed by fire assay with gravimetric finish (Au-GRA21). Cu and Ag analyses are completed at the ALS facilities in Vancouver, Canada as part of a multi-element geochemical analysis by four-acid digestion with detection by ICP-MS under ALS internal analytical protocol ME-MS61r. Approximately 5% of the samples collected from exploration are sent for analysis checks and assayed for Au, Ag, and Cu. External pulp check assays for QA/QC purposes are performed at Bureau Veritas in Vancouver, Canada, an ISO/IEC 17025:2017 accredited laboratory.

Internal and external check control results are reviewed daily by the MML database team and an external audit by GeoSoporte Mexico is carried out quarterly. The pulp check samples are analyzed for Au, Ag, and Cu. Overall comparability between Bureau Veritas and ALS Global is good, with high correlation.

The analytical QA/QC program for mine exploration and delineation programs at ELG Underground, Media Luna, and Media Luna North are overseen by Carlo Nasi, Manager, Geology for MML.

All sample preparation and analytical work for the mine exploration and mine delineation program is performed by Corporación Química Platinum S.A. de C.V. (“CQPSACV”) an accredited lab (ISO 9001) at MML site facilities in Mexico. The lab is independent of the Company.

Mine exploration core samples are HQ or NQ sized drill core sawn lengthwise in half. One half of the core is bagged and sealed for analytical analysis, and one half of the core is retained in the core box for reference. Mine delineation program samples are whole core BQ sized drill core. All the core is photographed. For HQ and NQ core size, photos are taken before and after being sawn. Data is stored in a core photo database.

At MML site facilities in Mexico, sample preparation is carried out by CQPSACV using CQPSACV internal protocols PT-100_PME Dry and PT-100-PME Crush and consists of dry and crush 3 to 5 kg, and occasionally >5 kg to >75% passing 2 mm followed by pulverization of 500 g to >85% passing μm. Assaying for Au, Ag, Cu, and iron (“Fe”) is carried out by CQPSACV in the MML site facilities following internal analytical protocols. Au analysis comprises a 30 g fire assay with an atomic absorption finish (PT-312-DEAu). Samples yielding results >10.0 ppm Au are re-assayed by fire assay with gravimetric finishing (PT-101-PFA 30). Ag up 300 ppm, Cu up to 2,500 ppm, and Fe up to 3% analysis are completed via Aqua Regia digestion and atomic absorption finish (PT-102-PDP). Ag samples yielding results >300 ppm are re-assayed by fire assay with gravimetric finishing (PT-101-PFA). Both Cu overlimits >2,500 ppm and Fe overlimits >3% are re-assayed via Aqua Regia digestion and atomic absorption finish (PT-102-PDP-AL). Multi-element geochemical analysis is done by an Aqua Regia digestion with detection by ICP-OES using SGSSACV internal analytical protocol GE_ICP40Q12 and CQPSACV internal analytical protocol PT-321_DMI. Multi-element analysis is carried out at CQPSACV laboratory in Silao, Guanajuato, Mexico.

External pulp check assays for QA/QC purposes are performed at ALS Chemex, de Mexico S.A. de C.V., accredited laboratories and independent of the Company. The pulp check samples are analyzed for Au, Ag, and Cu. Overall comparability is good between MML site facilities and ALS Chemex.

Additional information on sampling and analyses, analytical labs, and methods used for data verification is available in the Company’s technical report entitled the “Morelos Property, NI 43-101 Technical Report, ELG Mine Complex Life of Mine Plan and Media Luna Feasibility Study, Guerrero State, Mexico”, dated effective March 16, 2022 filed on March 31, 2022 (the “2022 Technical Report”) and in the annual information form (“AIF”) dated March 25, 2026, each filed on SEDAR+ at www.sedarplus.ca and the Company’s website at www.torexgold.com.

QUALIFIED PERSON

Scientific and technical information contained in this news release has been reviewed and approved by Marie-Christine Gosselin, P.Geo. Senior Geologist, MRE, with Torex Gold Resources Inc. and a “qualified person” (“QP”) as defined by NI 43-101. Ms. Gosselin has verified the data disclosed herein, including sampling, analytical, and test data underlying the drill results. Verification included site visits, visually reviewing the drill holes in three dimensions, comparing the assay results to the original assay certificates, reviewing the drilling database, and reviewing core photography consistent with standard practice.

ABOUT TOREX GOLD RESOURCES INC.

Torex Gold Resources Inc. is a Canadian mining company engaged in the exploration, development, and production of gold, copper, and silver from its flagship Morelos Complex in Guerrero, Mexico. The Company also owns the Los Reyes gold-silver project in Sinaloa, Mexico and a portfolio of early-stage exploration projects, including Batopilas and Guigui in Chihuahua, Mexico, La Gloria in Sonora, Mexico, and Medicine Springs in Nevada, USA, as well as an option to acquire the Gryphon project in Nevada, USA.

The Company’s key strategic objectives are: optimize Morelos production and costs; disciplined growth and capital allocation; grow reserves and resources; project delivery excellence; retain and attract best industry talent and other exploration projects; and be an industry leader in responsible mining. In addition to realizing the full potential of the Morelos Property, the Company continues to seek opportunities to acquire assets that enable diversification and deliver value to shareholders.

FOR FURTHER INFORMATION, PLEASE CONTACT:

TOREX GOLD RESOURCES INC.

Andrew Snowden

President and CEO

Direct: (647) 260-1505

andrew.snowden@torexgold.com

Shaun Silveira

Senior Vice President, Corporate Development & Investor Relations

Direct: (289) 514-9813

Shaun.silveira@torexgold.com

CAUTIONARY NOTES ON FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking statements” and “forward-looking information” (collectively, “Forward-Looking Information”) within the meaning of applicable Canadian securities legislation. Generally, Forward-Looking Information can be identified by the use of forward-looking terminology such as “objective”, “target”, “continue”, “potential”, “focus”, “demonstrate”, “believe”, “expect”, “anticipate”, “estimate”, “plan”, “intend”, “seek”, “may”, “will”, “would”, “could”, or similar words and phrases or statements that certain actions, events or results “will”, “would”, “could”, “may” or “are expected to” occur. Forward-Looking Information in this press release includes, without limitation, statements regarding: the potential for the Company’s drilling and exploration programs to replace depleted reserves, expand or upgrade mineral resources, convert mineral resources to mineral reserves, extend mine life and support a more robust or extended production profile at Morelos; the potential for mineralization extensions, continuity and resource growth at the Media Luna Cluster and other regional targets; the delineation of additional Inferred Resources and resource additions through future drilling; the timing, scope, objectives, progress and success of current and future drilling and exploration programs, and mineral reserve and mineral resource updates; the commencement and timing of first production at Media Luna North; the Company’s ability to achieve reserve replacement and resource growth; the Company’s future organic growth opportunities, and the achievement of the Company’s strategic objectives, including optimizing production and costs, disciplined growth and capital allocation, growing reserves and resources, project delivery excellence, retaining and attracting talent, and maintaining leadership in responsible mining.

Forward-Looking Information is based on a number of material factors and assumptions, including, but not limited to: the accuracy of geological interpretations and drilling results; the continuity of mineralization; the ability of exploration programs to identify additional mineralization and convert mineralization into mineral resources or mineral reserves; the ability to complete planned drilling programs on the timelines anticipated; the availability of personnel, equipment and contractors; the receipt and maintenance of required permits, licences and approvals; the ability to successfully advance exploration targets and projects; the assumptions underlying mineral resource and mineral reserve estimates; and such other assumptions, estimates, analyses and opinions of management as are considered reasonable in the circumstances.

Forward-Looking Information is subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to differ materially from those expressed or implied by such Forward-Looking Information, including, without limitation: risks relating to exploration, drilling and development activities; the possibility that drilling results will not be indicative of future exploration results or support anticipated geological interpretations; risks that mineralization may not support future mineral resource or mineral reserve additions, upgrades or conversions; risks associated with mineral resource and mineral reserve estimation; operational, technical, geotechnical, metallurgical and processing risks; permitting, regulatory, environmental, community relations and social licence risks; labour and contractor availability risks; cost escalation and inflationary pressures; and the other risks and uncertainties described in the Company’s annual information form dated March 25, 2026 (the “AIF”), management’s discussion and analysis for the year ended December 31, 2025 (the “MD&A”) and other continuous disclosure documents filed by the Company. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the Forward-Looking Information, other factors may cause results to differ materially from those anticipated, estimated, described or intended. There can be no assurance that Forward-Looking Information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on Forward-Looking Information. The Forward-Looking Information contained herein is made as of the date of this press release and the Company does not undertake to update any Forward-Looking Information, whether as a result of new information, future events or otherwise, except as required by applicable law. The AIF, MD&A and other disclosure documents of the Company are available on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com.

Figure 1: Plan view of the Media Luna Cluster highlighting recent drilling results across the San Miguel corridor, Media Luna, and Media Luna North.

To view an enhanced version of this graphic, please visit:

https://images.newsfilecorp.com/files/1863/315958_b028b2dd6459eaa1_001full.jpg

Figure 2: Plan view highlighting recent drilling results from the San Miguel corridor and Media Luna mine.

To view an enhanced version of this graphic, please visit:

https://images.newsfilecorp.com/files/1863/315958_b028b2dd6459eaa1_002full.jpg

Note: inclusions are noted in Table 5.

Figure 3: Detailed sections from the San Miguel corridor indicating strong evidence of a vertically continuous mineralized feeder controlled by the San Miguel fault.

To view an enhanced version of this graphic, please visit:

https://images.newsfilecorp.com/files/1863/315958_b028b2dd6459eaa1_003full.jpg

Note: inclusions are noted in table 5.

Figure 4: Detailed section from the San Miguel corridor showing previous drilling proximal to the San Miguel fault that provides additional evidence for potentially continuous mineralization along the corridor.

To view an enhanced version of this graphic, please visit:

https://images.newsfilecorp.com/files/1863/315958_b028b2dd6459eaa1_004full.jpg

Note: inclusions are noted in table 8.

Figure 5: Section from Media Luna North where drilling continues to confirm the geological model.

To view an enhanced version of this graphic, please visit:

https://images.newsfilecorp.com/files/1863/315958_b028b2dd6459eaa1_005full.jpg

Note: inclusions are noted in table 6.

Figure 6: Recent drilling results from ELG Underground.

To view an enhanced version of this graphic, please visit:

https://images.newsfilecorp.com/files/1863/315958_b028b2dd6459eaa1_006full.jpg

Note: inclusions are noted in table 7.

Figure 7: Long section of the El Limón Sur trend showing potential to expand resources beyond the boundary of defined resources.

To view an enhanced version of this graphic, please visit:

https://images.newsfilecorp.com/files/1863/315958_b028b2dd6459eaa1_007full.jpg

Note: inclusions are noted in table 7.

Figure 8: Cross-section of the El Limón Sur trend depicting that drilling continues to support the addition of new resources at 800 m.a.s.l. and that drilling has encountered mineralization at approximately the Guajes Tunnel elevation.

To view an enhanced version of this graphic, please visit:

https://images.newsfilecorp.com/files/1863/315958_b028b2dd6459eaa1_008full.jpg

Note: inclusions are noted in table 7.

Table 5: Media Luna Cluster drill results1,2,3,4,5

								Intercept
Drill Hole	Program	UTM-E (m)	UTM-N (m)	Elevation (m)	Azimuth (°)	Dip (°)	Final Depth (m)	From (m)	To (m)	Core Length (m)	True Width (m)	Au (gpt)	Ag (gpt)	Cu (%)	AuEq (gpt)	Core Recovery (%)
MLLI-060	Infill	422987.0	1984734.7	917.3	64	37	219	127.7	158.5	30.9	25.4	4.46	23.8	1.46	7.12	100%
Including								133.5	137.5	4.0	3.3	12.55	19.0	0.72	13.96	100%
Including								147.6	151.9	4.3	3.5	9.05	75.4	4.84	17.82	100%
								178.4	180.8	2.3	2.0	7.93	66.3	1.85	11.76	100%
MLLI-061	Infill	422987.0	1984734.7	916.9	70	33	244	103.1	105.0	1.9	1.6	31.96	3.9	0.03	32.06	100%
								152.6	156.0	3.4	2.8	2.94	2.5	0.24	3.36	100%
								210.6	212.6	2.0	1.7	9.38	199.2	5.87	21.38	100%
MLLI-062 Including	Infill	422986.6	1984735.1	917.9	50	46	192	121.2 121.8	126.9 122.6	5.7 0.9	4.5 0.7	3.31 4.89	15.5 60.8	1.20 4.09	5.44 12.26	99 99	% %
								147.0	166.5	19.5	15.3	3.67	24.5	0.88	5.40	99%
Including								147.7	151.6	3.9	3.0	11.46	70.1	2.52	16.43	99%
MLLI-063 Including	Infill	422986.3	1984735.6	917.8	36	45	167	127.3 127.3	144.4 128.3	17.1 1.0	13.3 0.8	10.71 144.44	31.1 33.0	1.68 0.85	13.82 146.24	100 100	% %
								155.2	158.2	3.0	2.4	9.13	62.5	1.72	12.70	99%
Including								157.0	158.2	1.2	1.0	19.38	47.1	1.20	21.92	98%
MLLI-064 Including	Infill	422986.1	1984735.9	917.9	24	49	144	132.8 137.3	140.7 138.4	8.0 1.1	5.9 0.8	5.73 19.00	48.4 19.6	1.71 0.50	9.11 20.06	100 100	% %
MLLI-065 Including	Infill	422986.9	1984735.0	917.3	71	39	225	128.0 146.4	152.1 152.1	24.1 5.7	18.6 4.4	3.36 6.70	8.8 11.8	0.74 1.35	4.67 9.03	100 100	% %
MLLI-066	Infill	422986.3	1984735.0	918.4	42	52	153	117.1	122.9	5.8	4.0	3.00	7.7	0.59	4.04	100%
MLUI-003 Including	Infill	423074.3	1985021.6	1063.8	148	-5	252	141.2 161.5	186.8 164.5	45.7 3.0	44.0 2.9	3.96 11.69	11.2 2.4	1.02 0.55	5.74 12.62	100 100	% %
								232.3	250.5	18.2	17.3	5.04	37.6	2.60	9.73	100%
Including								234.1	242.9	8.8	8.4	7.09	3.9	10.00	23.28	98%
MLUI-004	Infill	423074.4	1985021.6	1064.0	140	-1	306	77.3	85.4	8.1	7.8	1.48	60.9	1.64	4.90	100%
								143.2	182.0	38.9	36.3	11.95	41.8	2.58	16.64	100%
Including								154.8	158.9	4.1	3.9	71.04	70.9	3.22	77.14	100%

Notes to Table

1)	Core lengths subject to rounding.
2)	Coordinates are WGS 1984 UTM Zone 14N.
3)	Torex is not aware of any drilling, sampling, recovery, or other factors that could materially affect the accuracy or reliability of the data.
4)

The gold equivalent grade calculation used is as follows: AuEq = Au (gpt) + (Ag (gpt) * 0.0127) + (Cu (%) * 1.6140) and uses the same metal prices ($1,800/oz Au, $24/oz Ag, and $4.10/lb Cu) and metallurgical recoveries (90% Au, 86% Ag, and 93% Cu) used in the year-end 2025 mineral resource estimate for Media Luna.

5)	All assay results are uncapped.

Table 5 (continued): Media Luna Cluster drill results1,2,3,4,5

								Intercept
Drill Hole	Program	UTM-E (m)	UTM-N (m)	Elevation (m)	Azimuth (°)	Dip (°)	Final Depth (m)	From (m)	To (m)	Core Length (m)	True Width (m)	Au (gpt)	Ag (gpt)	Cu (%)	AuEq (gpt)	Core Recovery (%)
MLUI-005	Infill	423074.6	1985021.7	1064.0	133	3	297	39.3	46.1	6.8	6.3	13.89	69.8	2.00	18.01	100%
Including								40.3	42.3	2.0	1.9	12.41	175.6	5.40	23.37	100%
Including								45.7	46.1	0.4	0.4	166.69	27.5	0.16	167.30	100%
								71.3	73.8	2.5	2.3	3.50	86.0	2.84	9.18	100%
Including								72.6	73.1	0.6	0.6	13.24	315.5	10.00	33.40	100%
								98.9	104.4	5.6	5.1	3.32	4.1	0.25	3.77	100%
Including								103.8	104.4	0.6	0.6	18.74	4.4	0.12	18.99	100%
								112.6	158.0	45.4	43.3	3.37	16.9	1.13	5.41	100%
Including								130.2	132.2	2.0	1.9	10.88	57.6	5.37	20.28	100%
Including								150.0	152.8	2.8	2.6	10.41	42.9	2.36	14.76	100%
								163.0	181.2	18.2	16.6	11.92	88.7	3.30	18.37	86%
Including								170.5	181.2	10.7	9.8	18.57	138.3	5.28	28.85	100%
								200.8	211.0	10.2	9.5	3.25	47.4	3.25	9.10	95%
Including								204.0	211.0	7.0	6.5	4.38	57.9	4.01	11.59	95%
								248.0	252.0	4.0	3.8	4.39	30.4	1.33	6.93	100%
MLUI-006 Including	Infill	423074.4	1985021.1	1063.8	160	-7	120	107.7 107.7	115.0 110.8	7.3 3.1	6.8 2.9	3.37 6.93	90.3 183.8	3.61 7.59	10.34 21.52	100 100	% %
MLUI-007 Including	Infill	423075.0	1985021.4	1065.7	121	29	228	87.6 91.9	94.4 93.4	6.8 1.4	6.2 1.3	5.01 15.52	27.9 31.4	0.86 0.89	6.75 17.36	100 100	% %
								114.9	119.2	4.3	3.9	2.23	17.1	0.50	3.27	100%
Including								114.9	115.6	0.7	0.6	7.13	55.7	1.74	10.65	100%
MLUI-008	Infill	423075.1	1985021.3	1065.0	124	19	230	49.4	55.4	6.1	5.3	1.54	26.7	0.76	3.10	100%
								72.4	101.7	29.3	25.3	4.34	81.6	2.53	9.47	100%
Including								76.1	79.5	3.4	2.9	7.82	220.2	6.76	21.54	100%
Including								84.3	91.9	7.6	6.6	8.80	129.8	3.99	16.89	100%

Notes to Table

1)	Core lengths subject to rounding.
2)	Coordinates are WGS 1984 UTM Zone 14N.
3)	Torex is not aware of any drilling, sampling, recovery, or other factors that could materially affect the accuracy or reliability of the data.

4)

The gold equivalent grade calculation used is as follows: AuEq = Au (gpt) + (Ag (gpt) * 0.0127) + (Cu (%) * 1.6140) and uses the same metal prices ($1,800/oz Au, $24/oz Ag, and $4.10/lb Cu) and metallurgical recoveries (90% Au, 86% Ag, and 93% Cu) used in the year-end 2025 mineral resource estimate for Media Luna.

5)	All assay results are uncapped.

Table 5 (continued): Media Luna Cluster drill results1,2,3,4,5

									Intercept
Drill Hole	Program	UTM-E (m)	UTM-N (m)	Elevation (m)	Azimuth (°)	Dip (°)	Final Depth (m)	From (m)	To (m)	Core Length (m)	True Width (m)	Au (gpt)	Ag (gpt)	Cu (%)	AuEq (gpt)	Core Recovery (%)
MLUI-009 Including	Infill	423209.4	1984568.9	1282.4	350	-51	354	319.3 319.3	322.3 320.4	3.0 1.1	2.2 0.8	4.34 6.23	65.4 135.7	3.01 6.55	10.03 18.53	100 100	% %
								334.3	348.0	13.7	10.5	2.50	7.4	0.35	3.16	100%
MLUI-010 Including	Infill	422807.4	1984843.9	939.4	114	37	125	68.8 71.8	75.0 72.2	6.2 0.4	4.7 0.3	1.08 9.29	55.5 335.7	1.73 10.00	4.59 29.71	100 100	% %
								89.2	99.0	9.8	7.3	2.38	19.3	0.82	3.95	100%
Including								89.2	92.5	3.3	2.5	5.89	41.7	1.74	9.23	100%
MLUI-011 Including	Infill	423209.2	1984568.2	1285.2	357	-48	360	326.0 326.4	328.6 327.5	2.6 1.1	1.9 0.8	5.75 9.29	9.4 17.2	0.65 1.13	6.92 11.33	100 100	% %
MLUI-012	Infill	422807.4	1984844.1	940.5	109	50	94	6.6	7.9	1.3	0.9	13.05	7.4	0.13	13.35	100%
MLUI-013 Including	Infill	423210.5	1984569.5	1282.1	4	-46	357	318.5 320.3	328.1 325.3	9.6 5.1	6.7 3.6	17.32 28.18	52.6 60.2	2.05 2.15	21.30 32.41	100 100	% %
								334.2	339.0	4.8	3.4	2.13	1.7	0.20	2.47	100%
MLUI-014	Infill	422807.3	1984844.1	938.2	117	24	135	78.0	80.6	2.6	1.8	2.24	85.6	2.73	7.75	100%
								96.1	103.2	7.1	5.8	1.24	17.6	0.79	2.74	100%
MLUI-015 Including	Infill	423210.2	1984569.7	1282.1	4	-51	342	312.3 317.4	322.1 320.7	9.8 3.3	6.5 2.2	3.36 6.89	28.6 41.4	1.40 1.70	5.99 10.15	98 98	% %
MLUI-016 Including	Infill	422807.0	1984843.9	938.9	132	33	110	62.8 62.8	65.3 63.8	2.5 1.0	2.2 0.9	5.32 11.84	92.1 185.2	3.73 7.13	12.50 25.71	100 100	% %
MLUI-017 Including	Infill	423209.7	1984569.3	1282.1	10	-47	335	297.4 302.1	304.0 304.0	6.6 1.9	4.7 1.4	1.58 4.75	20.5 46.0	0.94 1.78	3.37 8.21	100 100	% %
MLUI-018	Infill	423209.0	1984567.9	1282.3	338	-61	345	324.4	326.4	1.9	1.2	1.73	7.6	0.62	2.83	100%
MLUI-019	Infill	423209.2	1984568.2	1282.2	345	-57	345	291.0	304.9	13.9	8.4	4.18	40.8	1.53	7.17	100%
Including								302.4	304.6	2.2	1.3	21.51	161.5	6.66	34.32	100%
MLUI-020	Infill	422806.9	1984843.8	939.6	142	42	150	38.8	39.6	0.7	0.5	0.58	46.8	1.24	3.17	100%
MLUI-021	infill	423209.8	1984568.5	1282.2	357	-58	330	279.8	297.8	18.0	10.9	1.05	22.2	0.58	2.27	100%
Including								286.6	287.2	0.6	0.3	7.58	96.5	2.29	12.51	100%

Notes to Table

1)	Core lengths subject to rounding.
2)	Coordinates are WGS 1984 UTM Zone 14N.
3)	Torex is not aware of any drilling, sampling, recovery, or other factors that could materially affect the accuracy or reliability of the data.
4)

The gold equivalent grade calculation used is as follows: AuEq = Au (gpt) + (Ag (gpt) * 0.0127) + (Cu (%) * 1.6140) and uses the same metal prices ($1,800/oz Au, $24/oz Ag, and $4.10/lb Cu) and metallurgical recoveries (90% Au, 86% Ag, and 93% Cu) used in the year-end 2025 mineral resource estimate for Media Luna.

5)	All assay results are uncapped.

Table 5 (continued): Media Luna Cluster drill results1,2,3,4,5

									Intercept
Drill Hole	Program	UTM-E (m)	UTM-N (m)	Elevation (m)	Azimuth (°)	Dip (°)	Final Depth (m)	From (m)	To (m)	Core Length (m)	True Width (m)	Au (gpt)	Ag (gpt)	Cu (%)	AuEq (gpt)	Core Recovery (%)
MLUI-022 Including	Infill	422807.0	1984843.8	938.8	144	32	126	53.7 56.1	57.6 57.0	3.9 0.9	3.2 0.8	2.04 2.84	49.9 143.2	1.58 4.74	5.23 12.31	100 100	% %
MLUI-023 Including	Infill	422806.5	1984842.7	939.3	154	37	145	26.3 26.3 43.0	35.9 27.1 47.2	9.6 0.8 4.2	7.5 0.6 3.3	1.23 3.84 1.64	65.7 300.0 9.3	2.04 10.00 0.33	5.35 23.80 2.30	100 100 100	% % %
MLUI-024 Including Including	Infill	423209.0	1984567.9	1282.2	5	-57	321	273.2 286.2 288.4	314.5 287.1 289.6	41.3 0.9 1.2	27.0 0.6 0.8	3.07 6.83 38.67	17.3 140.3 12.7	0.56 3.35 0.25	4.19 14.02 39.23	100 100 100	% % %
MLUI-025	Infill	423211.5	1984568.9	1281.1	25	-45	330	No significant results
MLUI-026 Including	Infill	423044.0	1985006.9	1088.5	231	-46	95	67.4 69.5	74.3 71.8	6.8 2.3	4.8 1.6	2.34 3.90	11.8 26.0	1.40 3.08	4.75 9.20	100 100	% %
MLUI-027	Infill	423211.2	1984568.9	1282.1	19	-49	300	288.6	291.5	2.9	2.1	1.14	16.3	1.22	3.31	100%
MLUI-029 Including	Infill	423210.8	1984568.8	1282.2	14	-53	309	287.1 289.8	298.8 293.0	11.7 3.2	8.0 2.2	4.74 9.60	58.9 107.4	4.00 8.35	11.95 24.44	100 100	% %
MLS-001 Including	Drill Test	422553.0	1984638.3	704.0	173	-20	480	438.0 460.0	461.8 460.8	23.8 0.8	22.6 0.7	0.99 7.16	55.2 100.3	1.60 5.53	4.28 17.37	100 100	% %
MLS-002	Drill Test	422553.3	1984639.5	704.3	162	-23	630	Dike intercepted obliterating the target
MLE26-017	Adv. Expl.	423172.6	1984221.3	1205.0	179	-76	230	No significant values

MLE26-021D	Adv. Expl.	423385.0	1983907.0	1143.3			532	315.5 486.2 501.0	317.9 491.3 504.2	2.4 5.0 3.2	NA NA NA	1.99 2.41 2.47	20.2 3.0 3.5	0.01 0.27 0.19	2.27 2.89 2.83	94 100 100	% % %
MLE26-022	Adv. Expl.	423384.9	1983904.8	1143.3	182	-83	230	No significant values
MLE26-023D Including	Adv. Expl.	423282.1	1984057.3	1143.1			497	423.0 424.1	443.7 427.8	20.7 3.7	NA NA	5.80 12.60	15.4 23.1	1.50 1.48	8.42 15.28	100 100	% %

Notes to Table

1)	Core lengths subject to rounding. NA=Not Available (true width/thickness will be determined once the geological modelling is completed).
2)	Coordinates are WGS 1984 UTM Zone 14N.
3)	Torex is not aware of any drilling, sampling, recovery, or other factors that could materially affect the accuracy or reliability of the data.
4)

The gold equivalent grade calculation used is as follows: AuEq = Au (gpt) + (Ag (gpt) * 0.0127) + (Cu (%) * 1.6140) and uses the same metal prices ($1,800/oz Au, $24/oz Ag, and $4.10/lb Cu) and metallurgical recoveries (90% Au, 86% Ag, and 93% Cu) used in the year-end 2025 mineral resource estimate for Media Luna.

5)	All assay results are uncapped.

Table 5 (continued): Media Luna drill results1,2,3,4,5

								Intercept
Drill Hole	Program	UTM-E (m)	UTM-N (m)	Elevation (m)	Azimuth (°)	Dip (°)	Final Depth (m)	From (m)	To (m)	Core Length (m)	True Width (m)	Au (gpt)	Ag (gpt)	Cu (%)	AuEq (gpt)	Core Recovery (%)
MLE26-024D	Adv.	423384.9	1983904.8	1143.3			698	565.9	582.0	16.2	NA	7.34	17.1	1.51	10.01	100%
Including	Expl.							571.0	576.6	5.5	NA	15.51	39.2	3.61	21.84	100%
								602.5	642.9	40.4	NA	3.73	21.4	1.38	6.23	100%
Including								603.2	613.2	10.0	NA	8.63	40.4	3.00	13.98	100%
MLE26-025	Adv.	423282.1	1984056.8	1143.0	0	-83	525	210.2	216.5	6.3	NA	4.44	8.8	0.01	4.57	100%
	Expl.
								452.5	483.7	31.2	NA	7.68	43.6	1.89	11.28	100%
Including								460.7	466.1	5.4	NA	10.75	106.9	4.22	18.93	100%
Including								473.4	475.7	2.3	NA	18.65	30.1	1.39	21.28	100%
MLE26-026	Adv. Expl.	423281.5	1984058.2	1143.0	340	-61	119	No significant values
MLE26-028D	Adv. Expl.	423281.5	1984058.2	1143.0			420	367.7	377.4	9.7	NA	3.35	16.7	1.16	5.44	100%
Including								375.2	377.4	2.2	NA	9.07	34.6	2.54	13.60	100%
MLE26-029	Adv. Expl.	423075.2	1984090.3	1169.6	352	-83	170	No significant values
MLE26-030D	Adv. Expl.	423075.2	1984090.3	1169.6			482	No significant values
MLE26-031	Adv. Expl.	423385.6	1983906.6	1143.2	339	-67	167	No significant values
MLE26-032D	Adv.	423385.6	1983906.6	1143.2			535	397.5	399.7	2.1	NA	2.95	13.0	0.01	3.12	100%
	Expl.
								485.5	495.8	10.3	NA	2.12	5.3	0.44	2.91	100%
Including								486.9	488.4	1.4	NA	7.94	11.2	1.03	9.75	100%
MLE26-034	Adv. Expl.	423011.9	1984319.0	1260.5	180	-65	260	No significant values
MLE26-035D	Adv.	423385.6	1983906.6	1143.2			633	525.9	546.1	20.2	NA	8.42	26.4	1.23	10.75	100%
	Expl.
Including								529.0	529.5	0.5	NA	46.40	30.6	1.38	49.01	100%
Including								533.4	534.0	0.6	NA	26.00	25.0	2.09	29.69	100%
MLW26-1139	Res. Del.	421150.4	1984901.0	1121.2	269	-77	957	No significant values

Notes to Table

1)	Core lengths subject to rounding. NA=Not Available (true width/thickness will be determined once the geological modelling is completed).
2)	Coordinates are WGS 1984 UTM Zone 14N.
3)	Torex is not aware of any drilling, sampling, recovery, or other factors that could materially affect the accuracy or reliability of the data.
4)

The gold equivalent grade calculation used is as follows: AuEq = Au (gpt) + (Ag (gpt) * 0.0127) + (Cu (%) * 1.6140) and uses the same metal prices ($1,800/oz Au, $24/oz Ag, and $4.10/lb Cu) and metallurgical recoveries (90% Au, 86% Ag, and 93% Cu) used in the year-end 2025 mineral resource estimate for Media Luna.

5)	All assay results are uncapped.

Table 6: Media Luna Cluster (Media Luna North) drill results1,2,3,4,5

								Intercept
Drill Hole	Program	UTM-E (m)	UTM-N (m)	Elevation (m)	Azimuth (°)	Dip (°)	Final Depth (m)	From (m)	To (m)	Core Length (m)	True Width (m)	Au (gpt)	Ag (gpt)	Cu (%)	AuEq (gpt)	Core Recovery (%)
MLND-008	Delin.	421932.4	1985845.2	699.1	132	7	174	108.3	110.2	1.8	1.7	0.76	50.9	3.05	6.36	100%
MLND-009	Delin.	421932.0	1985845.0	700.0	138	9	70	51.3	52.9	1.6	1.5	5.73	84.9	1.32	8.99	100%
MLND-010	Delin.	421922.9	1985860.9	701.6	133	28	306	64.2	103.9	39.7	37.3	0.69	18.8	0.94	2.45	100%
								127.0	160.4	33.4	31.4	5.68	87.3	4.40	13.93	100%
Including								133.7	144.2	10.5	9.9	12.56	136.6	6.84	25.41	100%
								177.5	215.9	38.4	36.6	5.29	183.9	6.67	18.47	100%
Including								179.0	182.0	3.0	2.9	13.39	229.4	9.15	31.19	100%
Including								186.6	189.2	2.6	2.5	30.22	593.4	6.00	47.73	100%
Including								193.1	193.7	0.6	0.6	30.47	215.6	7.08	44.74	100%
								289.5	299.3	9.8	9.2	0.38	25.0	0.88	2.14	100%
MLND-011 Including	Delin.	421923.1	1985861.7	701.4	127	18	171	99.0 100.7	101.2 101.2	2.2 0.6	2.1 0.5	3.16 11.14	10.0 11.4	1.12 0.98	5.09 12.88	100 100	% %
								111.5	119.0	7.5	7.1	0.63	49.7	2.39	5.15	100%
Including								114.5	116.0	1.5	1.4	0.72	108.0	5.56	11.13	100%
								126.1	157.1	31.1	29.0	1.08	38.0	1.88	4.62	100%
Including								131.8	135.3	3.4	3.2	3.04	148.2	7.46	17.03	100%
								150.0	151.0	1.0	1.0	1.48	141.5	7.48	15.42	100%
MLND-012 Including	Delin.	421923.2	1985861.6	701.4	127	21	201	67.3 70.9	73.2 72.2	5.9 1.3	5.4 1.2	0.60 1.24	53.9 128.9	2.08 5.63	4.67 12.03	100 100	% %
								98.0	101.9	3.9	3.6	0.28	30.1	1.98	3.87	100%
								110.8	156.5	45.7	42.7	0.33	28.0	1.45	3.04	100%
Including								134.0	156.5	22.5	21.0	0.47	33.4	1.96	4.08	100%
Including								155.0	156.5	1.5	1.4	1.78	84.2	5.94	12.49	100%
Including								155.0	156.5	1.5	1.4	1.78	84.2	5.94	4.21	100%
MLND-013 Including	Delin.	421923.1	1985861.8	702.1	130	23	177	67.8 74.5	79.6 76.2	11.7 1.6	11.0 1.5	0.74 1.92	56.6 128.4	2.72 6.44	5.88 14.02	100 100	% %
								119.0	122.0	3.0	2.8	0.28	28.5	1.48	3.05	100%

Notes to Table

1)	Core lengths subject to rounding.
2)	Coordinates are WGS 1984 UTM Zone 14N.
3)	Torex is not aware of any drilling, sampling, recovery, or other factors that could materially affect the accuracy or reliability of the data.
4)

The gold equivalent grade calculation used is as follows: AuEq = Au (gpt) + (Ag (gpt) * 0.0132) + (Cu (%) * 1.6145) and uses the same metal prices ($1,800/oz Au, $24/oz Ag, and $4.10/lb Cu) and metallurgical recoveries (89% Au, 88% Ag, and 92% Cu) used in the year-end 2025 mineral resource estimate for Media Luna North.

5)	All assay results are uncapped.

Table 6 (continued): Media Luna Cluster (Media Luna North) drill results1,2,3,4,5

								Intercept
Drill Hole	Program	UTM-E (m)	UTM-N (m)	Elevation (m)	Azimuth (°)	Dip (°)	Final Depth (m)	From (m)	To (m)	Core Length (m)	True Width (m)	Au (gpt)	Ag (gpt)	Cu (%)	AuEq (gpt)	Core Recovery (%)
								134.6	158.4	23.8	22.6	0.77	35.5	1.97	4.41	100%
Including								138.0	138.9	0.9	0.9	7.23	32.3	2.24	11.28	100%
Including								153.8	156.0	2.3	2.1	1.96	157.1	8.33	17.49	100%
MLND-014 Including	Delin.	421923.2	1985861.7	702.2	128	25	184	62.6 72.6	80.3 74.0	17.7 1.5	16.2 1.3	1.53 8.28	29.7 126.8	1.80 7.64	4.84 22.28	100 100	% %
								99.0	101.9	2.8	2.6	0.80	17.6	0.96	2.58	100%
								120.0	149.3	29.3	27.6	0.83	35.3	1.84	4.27	100%
Including								124.0	125.0	1.0	0.9	1.70	93.7	5.34	11.55	100%
Including								141.1	143.7	2.6	2.5	3.69	105.2	5.90	14.60	100%
								155.6	160.1	4.5	4.2	1.20	67.5	3.03	6.98	100%
Including								157.5	158.4	0.9	0.9	1.31	132.3	6.66	13.81	100%
MLND-015	Delin.	421922.1	1985862.7	701.3	129	29	270	59.4	65.9	6.5	6.0	0.87	65.1	2.06	5.05	100%
								79.0	81.3	2.3	2.2	6.42	57.3	2.31	10.90	100%
								92.2	94.1	1.9	1.8	1.94	19.6	1.30	4.29	100%
								114.6	167.5	52.9	49.4	2.42	38.4	1.77	5.79	100%
Including								136.0	138.0	1.9	1.8	4.37	95.4	5.40	14.35	100%
Including								155.0	162.5	7.5	7.0	11.23	98.3	3.79	18.65	100%
								225.0	229.4	4.3	4.1	0.90	19.0	0.63	2.17	100%
MLND-016	Delin.	421923.3	1985862.1	702.8	136	18	201	57.2	60.6	3.4	3.3	0.43	27.3	0.84	2.14	100%
								76.7	82.0	5.3	5.1	0.36	40.5	1.41	3.17	100%
								93.5	97.1	3.7	3.5	13.35	31.1	1.88	16.80	100%
Including								93.5	94.2	0.8	0.7	54.06	17.9	1.11	56.09	100%
								106.4	145.0	38.6	36.4	1.07	47.4	2.66	5.98	100%
Including								120.8	123.2	2.4	2.2	5.32	73.0	4.54	13.62	100%
Including								135.0	137.5	2.5	2.3	2.64	214.3	10.00	21.61	100%
Including								143.1	145.0	1.9	1.8	1.86	140.0	8.28	17.06	100%
								159.9	171.6	11.8	11.1	0.67	55.3	2.91	6.10	100%

Notes to Table

1)	Core lengths subject to rounding.
2)	Coordinates are WGS 1984 UTM Zone 14N.

3)	Torex is not aware of any drilling, sampling, recovery, or other factors that could materially affect the accuracy or reliability of the data.
4)

The gold equivalent grade calculation used is as follows: AuEq = Au (gpt) + (Ag (gpt) * 0.0132) + (Cu (%) * 1.6145) and uses the same metal prices ($1,800/oz Au, $24/oz Ag, and $4.10/lb Cu) and metallurgical recoveries (89% Au, 88% Ag, and 92% Cu) used in the year-end 2025 mineral resource estimate for Media Luna North.

5)	All assay results are uncapped.

Table 6 (continued): Media Luna Cluster (Media Luna North) drill results1,2,3,4,5

									Intercept
Drill Hole	Program	UTM-E (m)	UTM-N (m)	Elevation (m)	Azimuth (°)	Dip (°)	Final Depth (m)	From (m)	To (m)	Core Length (m)	True Width (m)	Au (gpt)	Ag (gpt)	Cu (%)	AuEq (gpt)	Core Recovery (%)
Including Including								159.9 168.3	161.4 171.0	1.5 2.7	1.4 2.6	0.92 1.83	120.4 135.0	5.77 7.86	11.83 16.30	100 100	% %
MLND-017 Including	Delin.	421923.2	1985862.1	703.3	136	40	219	69.6 78.2	83.6 78.7	14.0 0.5	12.9 0.5	0.96 2.51	30.9 91.0	1.08 4.67	3.10 11.25	98 98	% %
								123.8	144.0	20.2	18.2	1.48	58.4	2.01	5.48	100%
Including								137.0	138.7	1.7	1.5	5.96	169.6	5.38	16.88	100%
Including								140.0	140.7	0.7	0.6	10.72	268.1	7.09	25.71	100%
								157.0	162.0	5.0	4.5	0.59	35.4	1.22	3.03	100%
								187.0	197.0	10.0	9.0	3.57	6.2	0.22	4.01	100%
MLND-018 Including	Delin.	421923.4	1985862.0	702.3	120	35	183	88.7 89.5	95.5 92.1	6.8 2.5	6.3 2.3	2.52 5.94	78.9 191.1	4.23 10.00	10.39 24.61	100 100	% %
								115.2	119.9	4.7	4.3	0.66	46.0	1.90	4.34	100%
Including								115.2	115.7	0.5	0.5	2.39	163.0	6.83	15.56	100%
								131.5	143.4	11.9	11.0	1.22	10.2	0.93	2.86	100%
Including								131.5	132.5	0.9	0.9	6.13	25.1	1.61	9.06	100%
								165.5	177.7	12.2	11.2	0.73	31.4	1.46	3.50	100%
MLND-019	Delin.	421923.7	1985862.3	702.7	136	50	102	87.1	90.0	2.9	2.6	1.20	65.9	1.15	3.92	100%
MLND-020 Including	Delin.	421923.6	1985862.0	702.5	129	35	190	61.9 62.8	66.6 63.8	4.7 1.0	4.2 0.9	3.19 10.82	29.1 26.7	1.22 0.65	5.54 12.22	100 100	% %
								76.3	105.3	29.1	26.1	1.42	18.0	0.98	3.24	100%
Including								94.2	96.0	1.8	1.6	13.61	22.4	1.52	16.37	100%
								117.9	169.1	51.2	46.2	0.83	25.5	1.25	3.19	100%
Including								148.4	150.3	1.9	1.7	1.89	146.1	6.66	14.57	100%
Including								160.5	162.1	1.6	1.4	8.59	52.2	1.38	11.50	100%
MLND-021	Delin.	421923.3	1985862.0	702.5	124	35	186	63.2	172.6	109.5	100.0	1.47	16.9	0.92	3.18	100%
Including								68.7	69.2	0.6	0.5	55.13	17.5	0.80	56.65	100%
Including								74.8	75.9	1.1	1.0	14.94	20.1	0.47	15.97	100%

Notes to Table

1)	Core lengths subject to rounding.
2)	Coordinates are WGS 1984 UTM Zone 14N.
3)	Torex is not aware of any drilling, sampling, recovery, or other factors that could materially affect the accuracy or reliability of the data.
4)

The gold equivalent grade calculation used is as follows: AuEq = Au (gpt) + (Ag (gpt) * 0.0132) + (Cu (%) * 1.6145) and uses the same metal prices ($1,800/oz Au, $24/oz Ag, and $4.10/lb Cu) and metallurgical recoveries (89% Au, 88% Ag, and 92% Cu) used in the year-end 2025 mineral resource estimate for Media Luna North.

5)	All assay results are uncapped.

Table 6 (continued): Media Luna Cluster (Media Luna North) drill results1,2,3,4,5

								Intercept
Drill Hole	Program	UTM-E (m)	UTM-N (m)	Elevation (m)	Azimuth (°)	Dip (°)	Final Depth (m)	From (m)	To (m)	Core Length (m)	True Width (m)	Au (gpt)	Ag (gpt)	Cu (%)	AuEq (gpt)	Core Recovery (%)
Including								90.9	92.4	1.6	1.4	6.94	131.5	8.95	23.12	100%
MLND-022	Delin.	421923.3	1985862.0	702.3	136	35	210	77.0	79.3	2.3	2.0	4.96	11.8	0.81	6.42	100%
								120.6	128.3	7.8	6.8	1.19	9.0	1.04	2.99	100%
								134.3	160.0	25.7	22.5	1.86	132.9	4.92	11.56	100%
Including								142.5	145.0	2.5	2.2	3.28	211.8	7.92	18.86	100%
Including								150.0	155.4	5.4	4.7	3.38	275.5	9.44	22.25	100%
								180.4	187.0	6.6	5.8	3.04	9.7	0.49	3.96	100%
Including								180.4	181.1	0.7	0.6	11.34	11.9	0.46	12.24	100%
								202.0	205.6	3.6	3.2	7.18	12.5	0.24	7.73	100%
Including								204.8	205.6	0.8	0.7	18.63	19.2	0.41	19.55	100%
MLND-023	Delin.	421923.6	1985862.0	702.2	136	30	210	67.9	78.0	10.1	9.3	0.89	16.5	0.55	2.00	97%
								121.0	123.3	2.3	2.1	0.32	17.9	1.54	3.04	100%
								136.0	160.0	24.0	22.2	2.06	88.5	3.74	9.26	100%
Including								147.0	152.0	5.0	4.6	1.96	149.4	6.05	13.71	100%
								176.0	193.6	17.6	16.2	0.99	49.4	1.90	4.71	100%
Including								183.3	184.3	1.0	0.9	9.23	72.3	2.37	14.01	100%
								203.7	208.9	5.2	4.8	3.51	60.5	2.02	7.57	100%
Including								203.7	205.0	1.3	1.2	5.92	170.7	6.43	18.56	100%
MLND-024	Delin.	421923.6	1985862.0	702.2	136	30	210	65.0	77.3	12.3	11.5	0.80	40.8	1.76	4.18	100%

	97.0	105.9	8.9	8.3	5.00	41.7	2.11	8.96	100%
Including	99.0	101.1	2.1	2.0	20.14	94.2	5.36	30.03	100%
	120.5	161.1	40.6	38.1	1.68	95.8	4.40	10.05	100%
Including	146.2	161.1	15.0	14.0	2.94	181.3	7.93	18.13	100%
	171.7	189.5	17.8	16.6	2.13	151.9	5.17	12.47	100%
Including	178.5	184.0	5.5	5.2	5.66	345.5	11.86	29.37	100%
	199.6	220.0	20.4	19.1	2.81	23.9	1.06	4.83	100%
Including	219.4	220.0	0.7	0.6	55.76	9.7	0.25	56.30	100%

Notes to Table

1)	Core lengths subject to rounding.
2)	Coordinates are WGS 1984 UTM Zone 14N.
3)	Torex is not aware of any drilling, sampling, recovery, or other factors that could materially affect the accuracy or reliability of the data.
4)

The gold equivalent grade calculation used is as follows: AuEq = Au (gpt) + (Ag (gpt) * 0.0132) + (Cu (%) * 1.6145) and uses the same metal prices ($1,800/oz Au, $24/oz Ag, and $4.10/lb Cu) and metallurgical recoveries (89% Au, 88% Ag, and 92% Cu) used in the year-end 2025 mineral resource estimate for Media Luna North.

5)	All assay results are uncapped.

Table 6 (continued): Media Luna Cluster (Media Luna North) drill results1,2,3,4,5

								Intercept
Drill Hole	Program	UTM-E (m)	UTM-N (m)	Elevation (m)	Azimuth (°)	Dip (°)	Final Depth (m)	From (m)	To (m)	Core Length (m)	True Width (m)	Au (gpt)	Ag (gpt)	Cu (%)	AuEq (gpt)	Core Recovery (%)
MLND-025	Delin.	421923.2	1985862.6	701.2	136	22	192	62.2	104.4	42.1	39.5	0.64	19.2	1.10	2.67	100%
Including								83.6	85.2	1.6	1.5	1.43	50.5	3.22	7.29	100%
Including								97.2	98.8	1.6	1.5	0.56	113.1	6.37	12.33	100%
								116.0	158.5	42.5	39.8	2.14	86.2	4.54	10.61	100%
Including								131.9	138.8	7.0	6.5	3.61	116.3	6.39	15.46	100%
Including								141.0	158.5	17.5	16.4	3.28	143.4	7.55	17.36	100%
								169.1	174.5	5.4	5.0	1.05	80.2	3.47	7.71	100%
Including								169.1	171.4	2.3	2.1	1.07	158.2	6.86	14.24	100%
								179.0	187.0	8.0	7.6	0.70	176.9	4.16	9.74	100%
Including								179.0	182.2	3.2	3.0	1.65	205.7	9.33	19.42	100%
MLND-026 Including	Delin.	421923.7	1985862.0	701.5	124	28	175	95.4 95.9	101.8 96.6	6.3 0.6	5.9 0.6	0.59 0.95	44.2 123.6	2.46 6.64	5.15 13.30	100 100	% %
								113.6	136.0	22.5	20.8	0.82	7.8	0.77	2.17	100%
								145.4	149.6	4.3	3.9	0.74	43.3	1.56	3.83	100%
								161.0	170.4	9.4	8.7	0.48	16.9	1.30	2.80	100%
Including								162.3	163.5	1.2	1.1	1.32	70.6	4.54	9.59	100%

Notes to Table

1)	Core lengths subject to rounding.
2)	Coordinates are WGS 1984 UTM Zone 14N.
3)	Torex is not aware of any drilling, sampling, recovery, or other factors that could materially affect the accuracy or reliability of the data.
4)

The gold equivalent grade calculation used is as follows: AuEq = Au (gpt) + (Ag (gpt) * 0.0132) + (Cu (%) * 1.6145) and uses the same metal prices ($1,800/oz Au, $24/oz Ag, and $4.10/lb Cu) and metallurgical recoveries (89% Au, 88% Ag, and 92% Cu) used in the year-end 2025 mineral resource estimate for Media Luna North.

5)	All assay results are uncapped.

Table 7: ELG Underground drill results1,2,3,4,5

								Intercept
Drill Hole	Program	UTM-E (m)	UTM-N (m)	Elevation (m)	Azimuth (°)	Dip (°)	Final Depth (m)	From (m)	To (m)	Core Length (m)	True Width (m)	Au (gpt)	Ag (gpt)	Cu (%)	AuEq (gpt)	Core Recovery (%)
LS-489	Infill	422128.5	1989208.9	924.5	269	-59	348	No significant results
LS-495	Infill	422062.7	1989292.9	902.1	87	-67	417	255.1	257.5	2.4	1.7	0.40	17.7	1.04	2.31	100%
LS-507		422222.6	1989459.1	812.6	277	-4	210	No significant results
LS-508	Infill	422222.5	1989458.9	813.2	277	9	210	105.2 111.8 151.0	106.8 112.8 152.7	1.6 1.1 1.7	1.6 1.0 1.7	1.26 6.89 2.92	46.0 1.9 8.0	0.75 0.01 0.17	3.05 6.94 3.29	100 100 100	% % %
LS.509	Step-Out	422222.4	1989459.1	813.1	278	6	200	127.8	130.0	2.2	2.1	2.09	23.0	0.48	3.16	99%
LS-510	Step-Out	422222.5	1989459.0	812.1	278	-18	220	No significant results
LS-511	Step-Out	422222.4	1989459.0	811.7	278	-31	225	17.7	19.0	1.3	1.2	1.82	14.1	0.79	3.28	100%
LS-512 including	Step-Out	422222.3	1989458.5	813.5	258	13	246	214.7 220.4	226.0 223.0	11.3 2.7	11.0 2.6	5.63 13.80	9.3 14.6	0.79 1.11	7.02 15.79	100 100	% %
LS-513 including	Step-Out	422222.5	1989458.6	812.6	259	-3	256	109.7 110.4	113.8 111.0	4.1 0.6	3.9 0.6	10.15 19.87	8.6 17.1	0.07 0.16	10.38 20.35	100 100	% %
LS-514	Step-Out	422222.4	1989458.6	813.9	259	20	249	No significant results
LS-515	Step-Out	422222.5	1989458.6	813.0	259	5	228	18.7	21.4	2.7	2.6	2.15	4.7	0.16	2.47	99%
LS-516	Step-Out	422197.2	1989512.3	808.5	278	-34	259	193.4	194.4	1.0	0.9	5.17	5.6	0.16	5.51	100%

LS-517 including including	Infill	422197.0	1989512.1	809.6	270	0	210	112.6 112.6 118.0 134.1	119.0 115.2 119.0 135.3	6.4 2.6 1.0 1.2	6.3 2.5 1.0 1.1	56.35 123.69 41.79 6.89	19.5 20.0 19.8 31.6	0.13 0.00 0.01 0.91	56.80 123.94 42.05 8.76	100 100 100 100	% % % %
LS-518	Infill	422197.2	1989512.0	809.1	270	-14	190	No significant results
LS-519	Step-Out	422197.0	1989512.4	808.8	278	-22	231	27.0	27.9	0.9	0.8	2.32	18.6	0.05	2.64	100%
LS-520	Infill	422197.4	1989511.7	809.1	258	-17	39	6.3	6.9	0.6	0.5	0.60	12.6	0.39	1.39	97%
LS-521	Step-Out	422196.8	1989512.2	810.3	270	10	150	16.0	19.0	3.0	2.8	4.02	16.1	0.09	4.37	100%
LS-522	Infill	422200.4	1989508.9	808.2	165	-81	330	268.4	270.6	2.2	1.3	0.49	25.5	1.48	3.21	100%
LS-523	Infill	422197.7	1989513.7	811.2	313	30	90	No significant results
LS-524	Infill	422199.3	1989508.2	811.3	208	30	45	8.0	10.0	2.0	1.7	7.77	7.5	0.08	8.00	100%

Notes to Table

1)	Core lengths subject to rounding.
2)	Coordinates are WGS 1984 UTM Zone 14N.
3)	Torex is not aware of any drilling, sampling, recovery, or other factors that could materially affect the accuracy or reliability of the data.
4)

The gold equivalent grade calculation used is as follows: AuEq = Au (gpt) + (Ag (gpt) * 0.0127) + (Cu (%) * 1.6140) and uses the same metal prices ($1,800/oz Au, $24/oz Ag, and $4.10/lb Cu) and metallurgical recoveries (90% Au, 86% Ag, and 93% Cu) used in the year-end 2025 mineral resource estimate for ELG Underground.

5)	All assay results are uncapped.

Table 7 (continued): ELG Underground drill results1,2,3,4,5

								Intercept
Drill Hole	Program	UTM-E (m)	UTM-N (m)	Elevation (m)	Azimuth (°)	Dip (°)	Final Depth (m)	From (m)	To (m)	Core Length (m)	True Width (m)	Au (gpt)	Ag (gpt)	Cu (%)	AuEq (gpt)	Core Recovery (%)
LS-525	Infill	422222.7	1989458.4	812.4	258	-17	200	No significant results
LS-526	Infill	422222.7	1989458.9	812.4	268	-13	190	No significant results
LS-527	Infill	422222.4	1989458.9	811.9	268	-31	198	174.8	176.3	1.6	1.3	1.53	35.8	1.47	4.36	100%
SST-475	Infill	422092.6	1990075.4	1040.8	125	-39	165	130.6	137.0	6.4	5.2	2.81	2.4	0.15	3.08	100%
								153.6	155.6	2.0	1.6	1.37	12.1	1.37	3.74	100%
SST-476	Infill	422093.3	1990076.5	1040.5	108	-45	159	135.3	137.9	2.6	2.1	1.83	15.5	0.62	3.03	100%
								143.0	146.8	3.8	2.6	2.65	12.0	0.91	4.27	100%
including								143.6	144.4	0.8	0.7	5.34	20.7	1.55	8.11	100%
SST-477	Infill	422093.4	1990076.3	1040.9	113	-34	160	No significant results
SST-478	Infill	422092.4	1990075.1	1040.8	140	-37	170	147.9	157.0	9.1	7.5	3.84	10.4	0.34	4.53	100%
SST-467	Infill	422258.6	1989845.8	902.6	339	-26	80	No significant results
SST-469 including	Infill	422260.5	1989846.3	903.2	20	-1	70	35.7 36.8	38.2 37.5	2.5 0.7	2.5 0.7	9.42 18.37	8.7 12.2	0.44 0.54	10.24 19.39	100 100	% %
SST-471	Infill	422258.2	1989845.7	903.2	310	-2	60	15.0	16.4	1.4	1.4	1.43	5.8	0.20	1.83	97%
SST-472	Infill	422260.7	1989846.2	902.6	25	-20	114	68.8	70.2	1.4	1.3	2.36	1.3	0.00	2.38	100%
								106.4	107.6	1.2	1.1	0.33	30.4	1.26	2.74	100%
SST-473	Infill	422261.0	1989846.2	903.2	35	1	70	No significant results
SST-474	Infill	422092.5	1990075.0	1041.4	145	-16	234	No significant results
SST-477	Infill	422093.4	1990076.3	1040.9	113	-34	160	No significant results
SST-479	Infill	422092.4	1990075.0	1041.2	150	-26	210	No significant results
SST-480	Infill	422092.2	1990074.7	1041.1	159	-24	250	No significant results
SST-481	Infill	422093.2	1990076.3	1040.6	126	-51	150	133.0	136.0	3.0	2.1	2.24	2.9	0.14	2.50	100%
SST-482	Infill	422093.1	1990076.6	1040.4	113	-56	162	No significant results
SST-483	Infill	422210.5	1990125.9	678.1	146	40	139	76.0	78.0	2.0	1.6	0.95	7.6	0.22	1.41	100%

1)	Core lengths subject to rounding.
2)	Coordinates are WGS 1984 UTM Zone 14N.
3)	Torex is not aware of any drilling, sampling, recovery, or other factors that could materially affect the accuracy or reliability of the data.
4)

The gold equivalent grade calculation used is as follows: AuEq = Au (gpt) + (Ag (gpt) * 0.0127) + (Cu (%) * 1.6140) and uses the same metal prices ($1,800/oz Au, $24/oz Ag, and $4.10/lb Cu) and metallurgical recoveries (90% Au, 86% Ag, and 93% Cu) used in the year-end 2025 mineral resource estimate for ELG Underground.

5)	All assay results are uncapped.

Table 7 (continued): ELG Underground drill results1,2,3,4,5

								Intercept
Drill Hole	Program	UTM-E (m)	UTM-N (m)	Elevation (m)	Azimuth (°)	Dip (°)	Final Depth (m)	From (m)	To (m)	Core Length (m)	True Width (m)	Au (gpt)	Ag (gpt)	Cu (%)	AuEq (gpt)	Core Recovery (%)
SST-484 including	Infill	422210.7	1990125.8	675.2	142	-6	160	63.9 66.6	70.4 67.5	6.5 0.9	6.2 0.8	3.11 11.55	4.6 10.6	0.15 0.46	3.41 12.42	100 100	% %
								78.0	85.0	7.0	6.5	19.90	1.2	0.01	19.93	100%
including								79.0	84.0	5.0	4.6	26.53	1.4	0.01	26.56	100%
SST-485	Infill	422210.6	1990126.0	674.3	142	-39	200	75.0	81.5	6.5	5.6	6.09	4.4	0.16	6.41	100%

including								80.8	81.5	0.7	0.6	26.34	3.2	0.09	26.52	100%
SST-486	Infill	422210.6	1990125.9	674.9	143	-19	140	63.9	66.5	2.6	2.3	1.76	2.7	0.08	1.92	100%
SST-487	Infill	422210.5	1990125.7	675.7	146	6	162	61.4	79.9	18.5	17.5	4.77	3.9	0.27	5.26	100%
including								66.1	67.0	0.9	0.9	19.00	1.4	0.00	19.02	100%
including								69.6	70.1	0.5	0.5	80.65	4.3	0.10	80.87	100%
SST-484 including	Infill	422210.7	1990125.8	675.2	142	-6	160	63.9 66.6	70.4 67.5	6.5 0.9	6.2 0.8	3.11 11.55	4.6 10.6	0.15 0.46	3.41 12.42	100 100	% %
								78.0	85.0	7.0	6.5	19.90	1.2	0.01	19.93	100%
including								79.0	84.0	5.0	4.6	26.53	1.4	0.01	26.56	100%
SST-485	Infill	422210.6	1990126.0	674.3	142	-39	200	75.0	81.5	6.5	5.6	6.09	4.4	0.16	6.41	100%
SST-488	Infill	422211.3	1990126.7	675.8	116	9	165	No significant results
SST-489	Infill	422211.5	1990126.6	675.0	118	-16	170	84.0	87.0	3.0	2.7	2.48	0.8	0.00	2.49	100%
SST-490	Infill	422211.2	1990126.2	676.9	132	27	110	58.6	60.0	1.4	1.3	10.35	1.9	0.12	10.57	100%
SST-491	Infill	422573.1	1989975.2	1000.4	281	-74	168	125.0	160.0	35.0	21.8	12.53	27.0	0.90	14.32	100%
including								127.7	130.6	2.9	1.8	26.11	16.9	0.62	27.32	100%
including								146.3	152.9	6.6	4.1	25.86	41.1	2.19	29.91	100%
SST-492	Infill	422572.9	1989975.2	1000.3	281	-68	209	169.1	171.0	1.9	1.3	5.62	31.3	1.17	7.91	100%
								177.9	186.5	8.6	5.4	5.49	41.5	2.09	9.39	100%
including								180.0	183.9	3.9	2.5	9.10	81.4	4.14	16.81	100%
SST-493	Infill	422573.6	1989975.2	1000.4	301	-81	189	175.8	177.2	1.3	0.7	1.59	30.1	0.88	3.40	100%

Notes to Table

1)	Core lengths subject to rounding.
2)	Coordinates are WGS 1984 UTM Zone 14N.
3)	Torex is not aware of any drilling, sampling, recovery, or other factors that could materially affect the accuracy or reliability of the data.
4)

The gold equivalent grade calculation used is as follows: AuEq = Au (gpt) + (Ag (gpt) * 0.0127) + (Cu (%) * 1.6140) and use the same metal prices ($1,800/oz Au, $24/oz Ag, and $4.10/lb Cu) and metallurgical recoveries (90% Au, 86% Ag, and 93% Cu) used in the year-end 2025 mineral resource estimate for ELG Underground.

5)	All assay results are uncapped.

Table 8: Previously reported drilling results1,2,3,4,5,6

								Intercept
Drill Hole	Program	UTM-E (m)	UTM-N (m)	Elevation (m)	Azimuth (°)	Dip (°)	Final Depth (m)	From (m)	To (m)	Core Length (m)	True Width (m)	Au (gpt)	Ag (gpt)	Cu (%)	AuEq (gpt)	Core Recovery (%)
MLE-003	Drill Test.	423022.8	1984429.2	1307.7	109	-51	803	618.7	679.7	60.9	NA	4.89	49.0	2.11	8.93	100%
								689.3	701.3	12.0	NA	14.73	26.0	2.00	18.29	100%
Including								692.6	697.0	4.4	NA	28.82	23.5	2.30	32.84	100%
								753.4	771.7	18.3	NA	18.84	158.2	4.52	28.14	100%
MLE26-016D	Adv.	423385.0	1983907.0	1143.3			680	489.7	499.8	10.1	NA	2.58	4.6	0.46	3.38	100%
	Expl.
								505.6	508.6	3.0	NA	2.56	9.3	0.73	3.86	100%
								642.6	645.0	2.4	NA	4.58	1.4	0.04	4.66	100%
MLE26-018D	Adv. Expl.	423172.6	1984221.3	1205.0			533	422.8	431.7	8.8	NA	0.79	100.2	1.82	4.98	100%
MLE26-019D	Adv. Expl.	423385.0	1983907.0	1143.3			557	509.7	512.1	2.4	NA	2.59	10.9	1.41	4.99	100%
MLE26-020	Adv. Expl.	423282.1	1984057.3	1143.1	360	-68	593	402.5	441.4	38.9	NA	2.63	17.9	1.00	4.47	99%
Including								414.2	415.5	1.3	NA	36.07	67.3	2.14	40.37	100%
ML21-753	Adv. Expl.	421867.8	1984351.1	1113.5	235	-75	938	836.0	847.0	11.0	NA	4.00	19.4	0.78	5.50	100%
Including								845.0	846.0	1.0	NA	38.20	25.0	0.61	39.51	100%
ML21-756	Adv. Expl.	421869.5	1984348.7	1113.6	351	-76	577	537.4	553.8	16.5	NA	9.75	4.2	0.56	10.71	100%
Including								551.2	553.8	2.7	NA	56.50	8.2	0.75	57.82	100%
SP22-004 Including	Adv. Expl.	421892.2	1984629.5	913.8	220	-64	394	344.0 348.8	350.0 349.4	6.1 0.6	NA NA	19.16 184.30	29.0 25.2	0.45 0.06	20.25 184.72	100 100	% %

Notes to Table

1)	Core lengths subject to rounding. NA=Not Available (true width/thickness will be determined once the geological modelling is completed).
2)	Coordinates are WGS 1984 UTM Zone 14N.
3)	Torex is not aware of any drilling, sampling, recovery, or other factors that could materially affect the accuracy or reliability of the data.
4)

The gold equivalent grade calculation used is as follows: AuEq = Au (gpt) + (Ag (gpt) * 0.0127) + (Cu (%) * 1.6140) and uses the same metal prices ($1,800/oz Au, $24/oz Ag, and $4.10/lb Cu) and metallurgical recoveries (90% Au, 86% Ag, and 93% Cu) used in the year-end 2025 mineral resource estimate for Media Luna.

5)	All assay results are uncapped.
6)	For more information on the above drilling results, please refer to the Company’s press releases below, all of which are available on www.torexgold.com and www.sedarplus.ca:

a.	Torex Gold Reports Results of Expansion Drilling Within Media Luna Cluster (July 7, 2022)
b.	Torex Gold Reports Results From 2023 Drilling at EPO Deposit (September 3, 2023)
c.	Torex Gold Reports Excellent Drill Results from Media Luna West and Initial Results from Media Luna East (February 24, 2025)
d.	Torex Gold Provides Q2 2026 Morelos Drilling & Exploration Update (July 13, 2026)

To view the source version of this press release, please visit

https://www.newsfilecorp.com/release/315958